Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

October 29, 2012

10:00 a.m. ET

Operator:	Good morning. My name is (Christian) and I will be your conference operator today. At this time, I would like to welcome everyone to the Riverbed Technology conference call to discuss the acquisitions of OPNET Technologies.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

I’ll now turn the call over to our host, Ms. Renee Lyall, Director of Investor Relations. Madam, you may begin.

Renee Lyall:	Thank you, (Christian). Good morning and welcome to Riverbed’s call to discuss our acquisition of Opt Net. On the call today are (Jerry Kennelly), Chairman and CEO; (Randy Gottfried), Chief Operating Officer and CFO; and Eric Wolford, President of Products and Marketing.

This conference call is being Webcasted live over riverbed.com/investors and will be archived on our Web site for the

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

next 12 months on the IR Events and Webcast page. There are also accompanying slides on our Web site. Our discussion today will include forward-looking statements including statements regarding our products, partners, markets, performance, strategies, and financial outlook.

Forward-looking statements are only predictions and involve risks and uncertainties that may cause our actual results to different materially from those expressed from those expressed or implied by these statements. Factors that may affect our results are described in detail in our SCC filings. Forward-looking statements are made as of today’s date only and Riverbed disclaims any obligation to update any forward-looking statements.

Unless otherwise stated, all financial information reviewed on today’s conference call is presented on a non-GAAP basis. Any future product, feature, or related specification that may be referenced during today’s call is for informational purposes only and is not a commitment to deliver any technology or enhancement. Riverbed reserves the right to modify or cancel future product plans at any time.

Further information about the proposed transaction will be available on Riverbed and OPNET’s filings with the SEC and we recommend that you refer to these filings from important information including the terms and the conditions of the offer.

It’s now my pleasure to introduce (Jerry Kennelly).

(Jerry Kennelly):	Thanks Renee. I’d like to begin by welcoming and thanking everyone for joining us. Today is an exciting day for here at Riverbed having reached agreements to acquire OPNET. And may I also say it’s exciting to speak here from San Francisco, home of the World’s sweet team, the San Francisco Giants. And on a more serious note, I hope that everyone on the East Coast and the reach of the hurricane are in some place safe and warm.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

So first I’ll spend a few minutes and take you through the opportunity as we see it. Then I will pass the call to Eric to talk more about why the combination of these two markets provides unique value to our customers, partners, and shareholders. Finally Eric – Randy will discuss the details of the transaction.

A little more than a week ago we reported strong third quarter results in a challenging macro environment with growth across all of our product (inaudible). Cascade delivered an exceptional quarter but the acquisition of OPNET we continue to build on the successful extension of our business. OPNET is a leading application performance management or APM vendor highly regarded by its customers and industry analysts. Their year-over-year APM product growth averaged more than 30 percent over the past four quarters.

By combining OPNET with Cascade we create a business unit with annualized revenues of $250 million. We gain immediate scale and leap frog a multiyear product development roadmap. We leverage our established brand, channel, and operational organization to grow and take share in the high growth and converging AMP and NPM markets that analysts estimate to be greater than $3 billion.

This is a strategic acquisition that’s high complimentary to Cascade and Riverbed as a whole better enabling us to deliver the best performance and highest availability to our customers.

I will now turn the call over to Eric.

Eric Wolford:	Thank you, Jerry. This is an important acquisition for the company. It allows us to expand into a high growth, multibillion-dollar adjacent market and to combine the leader in performance optimization with the leader and the performance management. The addition of OPNET is not a new strategic direction for Riverbed but an acceleration of our existing strategy focused on delivering performance-improving solutions to the network and application buyer.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

As customers deploy new applications and consolidate and transform data centers, they are constantly seeking better ways to ensure high performance and availability for their applications and networks. There is no such thing as an application without a network or a network without an application. They are two sides of the same coin. With this acquisition, Riverbed is unique in our ability to meet the needs of both.

Cascade and NPM brings visibility to the network. OPNET’s APM goes beyond measuring the true end user experience with capabilities including application component monitoring, code level traces as well as root cause analysis. By marrying applications and network performance management into on solution, Riverbed will give customers the performance management tools they need to build a bridge from the network to the applications ensuring the best performance and highest availability of both.

We believe that vendors who are unable to deliver both APM and NPM in the long run will become obsolete. As Jerry said, the acquisition of OPNET allows us to leap frog a multiyear product development roadmap and bring a differentiated and comprehensive performance management offering to the market. I will now turn the call over to Randy to discuss the financials.

(Randy Gottfried):	Thank you, Eric. As both Jerry and Eric mentioned we believe the combination of Riverbed with OPNET we’ll generate a powerful and logical extension to our business which further improves our capabilities to help customers. We also believe this acquisition is a great thing for our shareholders.

First here is some additional details on the transaction. We’re paying $43 per share for each share of OPNET. This translates to enterprise

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

value of approximately $921 million. Eighty five percent of the purchase price will be paid in cash. The remaining 15 percent will be paid in Riverbed stock. We’ll fund the cash portion with cash on hand plus the issuance of a $500 million multiyear term loan in the December quarter.

After the transaction is completed we expect to still have more than 300 million of cash and investments on our balance sheet. Based on the current Riverbed stock price we expect to issue about 7 million new Riverbed shares as, in the equity portion of this transaction. Let me shift over to the P&L impact. In their last fiscal year ended March 31, 2012 OPNET reported $173 million in revenue. It had similar non-GAAP gross margins to Riverbed, had about 79 percent and a non-GAAP operating margin of 19 percent.

After the acquisition our medium term operating margin target of 30 percent remains unchanged. Our strategy is to combine OPNET with our existing Cascade group and then treat them as we typically do our business units keeping most product line functions separate but leveraging certain corporate resources. As we anticipate some operational efficiencies though most, the most important financial impact is the expected revenue synergy both of which we think will kick in meaningfully in 2014.

The transaction should close very late this quarter and we expect the acquisition to be accretive to non-GAAP EPS in 2013. We’ll talk more about the 2013 P&L impact on our Q4 earnings conference call. With that let me turn the call back over to Jerry.

(Jerry Kennelly):	Thank you Randy. Riverbed’s strategy is driven by a single focal point to provide our customers the best performance. Riverbed is the technology of market share leader in the WAN optimization market and a pioneer with leading technology in the virtual ADC market. This acquisition launches us as a technology leader in the converging APM and NPM markets.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

We believe this acquisition benefits our partners, customers, and shareholders as we gain immediate scale and leverage Riverbed’s established brand, channel, and geographic footprint to extend the sales of what will be a broader and more competitive Cascade product line. Simply put, Riverbed will offer the most complete portfolio of performance optimization and management solutions.

Before I open the call to Q&A, I would like to welcome the talented people at OPNET to Riverbed and congratulate them on their many accomplishments and successes that have brought us here today. Operator, you can open the call for questions.

Operator:	Certainly. As a reminder, if you would like to ask a question, please press star one. Our first question comes from (Jason Noland) with Robert Baird.

(Jason Noland):	I’ll ask a question about overlap to start. Have you had a chance to analyze any customer overlap or product overlap? Would, would there be products that are eliminated in this transaction, maybe, maybe we can start there.

Eric Wolford:	Sure. Hey Jason it’s, it’s Eric. Yes, we’ve obviously done a fair bit of that. They, OPNET historically has not been you know one of our top one or two competitors that we see many others much more than we have seen OPNET, in terms of in products.

No we have no intention of cutting or stopping any of the products they have unique capabilities and they address market needs and we think the combined portfolio will give us that comprehensive story to customers so that we can go from end user experience all the way down the packets and give them excellent performance management. So we view it mostly as synergistic.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jason Noland):	Now last question from me on integration with the sales force, multi-products was a challenge earlier this year. But how do you, do you plan to run this sales force as overlay still or what are the thoughts there?

(Jerry Kennelly):	Yes, this is jerry. So this, this, their products are very synergistic to what we do. It’s the same buyer, it’s the same general area that we’re at. So we’re not expecting sort of the multi-product conflict that we, we experienced earlier. But the two businesses will still run separately until the deal actually closes which won’t be until the, the end of this quarter. And then we’ll primarily use a variation of an overlay model when we go into 2013.

(Jason Noland):	OK, thank you.

Operator:	Our next question comes from the line of Jonathan Ruykhaver with Stephen’s Inc.

Jonathan Ruykhaver:	So the question I have, the NPM business at OPNET has been underperforming relative to the APM business for quite some time. And I think that you know they decided in the June quarter the NPM business was actually down 24 percent. And if you look at that business it seems to me that they’ve got you know some network engineering simulation planning products that are highly cyclical.

So what is, where is your view on some of the pieces within OPNET’s NMP business and how do you view, what is your strategy in terms of improving the acquisition on that side of the equation?

(Jerry Kennelly):	Yes, so we’re buying it primarily for the growth of the APM to add that to our NPM business. They do have some legacy products that are possible, have a good install base. We won’t be emphasizing those but frankly they’ve done a nice job of upselling the legacy customers into the new NPM products, and so we’ll focus on the growth areas. One of the things about them is they have very small international footprint and we have quite a large one. So we get an immediate revenue synergy just taking their product more broadly to Europe and Asia.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

And we also think their NPM plus our NPMs together is more competitive it’s to take market share from Net Scout and CA, and the others. So, that, that’s how we’re going to approach it.

Jonathan Ruykhaver:	OK, and then just one final question, just in terms of distribution strategy and building out capacity, OPNET had been selling through a re-seller channel but I think a lot of their effort was direct. What do you seen in terms of the synergies to sell that OPNET product through your own distribution re-seller channel?

(Jerry Kennelly):	Yes, they have a good size end user direct sales force. We have a large developed re-seller channel. We’re going to cherry pick the best of both and I think there is a good opportunity introduce the OPNET product into our re-seller channel which now has had four years to learn about performance management. So I think that’s a win.

Jonathan Ruykhaver:	OK, good enough. Thanks guys.

Operator:	Our next question comes from the line of Rod Hall with JP Morgan.

Rod Hall:	Yes, good morning guys. Just a couple quick questions, one is with regard to the balance sheet strategy. I wonder if you could talk a little bit about where you guys would intend to, would intend to rebuild the cash balance a little bit and, and you know what you’re thinking on that and why, you know why now to take on a little bit of debt?

And then secondly if you could just talk about what you were seeing out in the marketplace and it caused you guys to you know to want to go ahead with this deal I mean is it a situation where you’re running into OPNET quite a bit out in the market or you’re partnering with them sort of implicitly with customers? Could you talk us through kind of what’s going on with customers and why the timing of the deal now rather than you know somewhere down the road?

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Randy Gottfried):	Let me take the balance sheet part of the question and then I’ll turn it over to Eric to ask the second part. So, you know in general the great thing about Riverbed has been the revenue generating capacity of the business, you know for this. And then OPNET as well has been positive in cash flow generation. As we look at this transaction, you know we did have quite a lot bit of (cash) to pay, to pay all up front so we are taking out a bit of a term loan.

I think if you look at the history of our business, there is definitely the capacity to take on some modest amount of debt. You know longer term, we’ll see how much we actually keep on the balance sheet for sectionally pay down. But you know cash flow strength has always been a key point of Riverbed’s financial underpinning.

And Eric, if you’ll take the...

Eric Wolford:	Sure, sure Randy. Hey Ron. Yes. What motivated...

Rod Hall:	(Inaudible).

Eric Wolford:	...really is customers market and the changes that take place there. So that a couple that have taken place that have prompted you know increased demand for application performance management is the changing nature of the data center and the changing nature of application. Those two things have caused this category called performance management to be of increasing value in the end user experience.

The ability to really amongst all of the you know transformation that’s going on to manage, to be able to improve that end user experience whether it’s application or the network or wherever. That is sort of the ask from customers and from markets. And so it’s sort of skating to that tuck. We obviously you can build or you can buy and this was a way to accelerate our preexisting performance management business.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

We had a performance management business but this allows us to accelerate it both in revenue size and in product portfolio to better skate to where the buck will be.

Rod Hall:	Did you, Eric, were you finding that a lot of people were deploying OPNET solution right along side your own. Is that, is that kind of what drove this? Or...

Eric Wolford:	Yes, we had some of that. That’s for sure. But you know in terms of the sort of synergy, the interesting thing is they have a lot of customers that we weren’t necessarily competing with. They’re new customers. They’re new customers to us and they’re different – they had different customers than we have. So you have some overlap for sure but there was a lot of that was new. And that was very appealing.

Rod Hall:	OK, thank you. And now Randy I just want to circle back on your balance sheet comment. Are you saying, you’re saying you haven’t decided yet what, which way you want to go with repay and rebuild the cash balance or (inaudible) remain a little bit of debt.

(Randy Gottfried):	We’ve not concluded, no. You know I think it would certainly, I don’t anticipate paying it, paying the debt off completely in the next couple of years, but, yes, we’ll see. You know again we have a lot of cash and we’ll look at the best use of capital as we accumulate it.

Rod Hall:	OK. Great. Thanks a lot, guys.

Operator:	Our next question comes from (Alex Henderson) from Needham.

(Alex Henderson):	It sounds like a great deal. Congratulations guys.

(Jerry Kennelly):	Thank you.

(Alex Henderson):	A couple of questions, one, you’ve done an acquisition here that’s substantially expands your business away from the Win OP piece. Can you talk a little bit about the synergies you see obviously not immediately but longer term in terms of moving the WAN Op piece along with the performance management capabilities?

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

And then second, as you’re looking at the integration here how long do you think it’ll take to integrate the operating management systems between the two pieces of you know Cascade plus OPNET capabilities.

(Jerry Kennelly):	Yes. I’ll start. So IT today is all about accessing applications across networks. That’s the whole name of the game right now. That’s what SAS is about, that’s what Cloud computing is about. That’s what Steelhead is about. It’s an enabling infrastructure technology to allow people to have incredible response time getting applications across networks and that’s where the big market will be this decade. That’s what OPNET does.

They have the AMP product that makes that world work better. It’s a critical function for people to understand that. It’s you know it’s slightly different than WAN optimization but it’s in the same market, so main area, and very synergistic with Cascade and so we think it’s right on. And by making that business bigger, it’s just part of our ongoing diversification of a technology in the area we’re already in. That’s synergistic right next to our core product and part of all the initiatives of IT today which is accessing applications across networks.

Eric Wolford:	Alex, this is Eric. Maybe I’d two more sentences to Jerry’s comments. We just had our Customer Advisory Board here so we had about 15 to 20 or so customers here for a few days a few weeks ago. And it’s very clear that performance management, managing performance, as well as improving performance or performance optimization go hand in hand.

They want to be able to monitor and diagnosis where there are opportunities to make things better and then they would like to be able to take some actions to make things better. So performance management ala Cascade OPNET, the combination there fits so nicely with our performance acceleration, performance optimization business of Steelhead, Granite, and Stingray.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

And so that combination, that loop seems to be very appealing to customers. And in terms of to when we sort of expect the integration to be, you know integration is multiphase, that’s for sure but we do expect to have meaningful synergies start to hit us 2014, operationally and from a revenue perspective.

(Alex Henderson):	If I could just add one more question. The OPNET product line how deep does it go into the virtualization side of it. I know you’ve added 100 percent virtualization environments to Cascade. Can I say the same about OPNET?

Eric Wolford:	Yes because it’s going to go into code level traces. So it’s going to get deeper than just virtualized environments and packets. It’s going to get into the actual code. So it gets pretty deep.

(Alex Henderson):	Thank you.

Operator:	Ladies and gentlemen, as a reminder there many questions in queue please limit yourselves to one question. Our next question comes from Ittai Kidron from Oppenheimer.

Ittai Kidron:	First of all, just clarification, Randy. I think you talked about 30 percent margin, retaining that. Is that of the combined company or for the Riverbed stand-alone? So if you could clarify that. And second, is there any reason the OPNET CEO is not on the call. Is he not happy about this?

(Randy Gottfried):	Let me start with the first one. In general our combine company operating margin target remains 30 percent. We think there is some margin expansion, opportunity for us. You know it’s still a medium term target. It will take a little while to get there. We have to do some level of integration but most of the exciting parts of the synergy are on the revenue side but you know our ultimate goal is to get the combined company up to that 30 percent level.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jerry Kennelly):	Yes. And this is Jerry and the CEO, Marc Cohen is thrilled by this transaction. He and his brother Alain as you know are the founders of OPNET. And they both have run it these years and you know went out to Bethesda and spent time with them and meet them and part of my enthusiasm was that they really wanted to stay part of the combined company after the acquisition.

So they’re staying with us and are very you know up to have the bigger brand and the bigger distribution and the combined product. And there is goals they’ve had all these years to take out some of the competition to really see fruition of their vision of what OPNET can do and they see the combination as making that more possible. And you know – in fact I was just on the phone with them before the call started to congratulate them again.

And I think we have a great team and a lot of good energy. And the folks at OPNET are very happy to be part of this. And are – besides a great technology, Riverbed has you know an industry wide reputation as a fantastic company to be associated with just as an employee or management. We have a great culture. We’re very in franchising of anyone who joins the company and anytime we do an acquisition that reputation is out there in the marketplace and you know it’s a great outcome for anybody to be associated with Riverbed.

Ittai Kidron:	Yes. Just to follow up on that then, maybe Jerry you know it’s clear from the comments that there is going to be a lot of changes as you try to bring those two businesses together. So product lines might be emphasized or dropped off in favor of some of your own and some integration, there is going to be a lot of movement on both an R&D, be a product in itself standpoint. Have you identified the key individuals at OPNET that you need to maintain to make sure that this train doesn’t go off track as you try to build it together? And make the right proposals and contracts through them to keep them through this process.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jerry Kennelly):	Sure. So first off we haven’t indicated any of these massive changes you’re referring to so I’m not sure how you’re coming up with that, but – in fact it’s very important for us to keep the revenue streams of both Cascade and OPNET intact and in place as we go through this. So our track record is not to go in and you know tear everything up and make big changes right away.

You know we do things that are smart. We take our time. You know we see a viable functioning organization there with happy customers and good, good employees and a good sales force so I have no intention of going in there and ripping up again. And change anything quickly. We’ll do smart things incrementally.

I mean we won’t take forever but you know it’s, there is not going to be a bull in the china shop and in fact you know we have, we know who the hitters are. It’s a good team. And in general for all employees of OPNET they’ll find it rewarding to stay associated with Riverbed.

Ittai Kidron:	All right. Good luck guys.

(Jerry Kennelly):	Thank you.

(Randy Gottfried):	Thank you.

Operator:	Again Ladies and gentlemen, please remember to limit yourselves to one question. Our next question comes from the line of Amitabh Passi with UBS.

Amitabh Passi:	... give us a better sense of where you anticipate this synergy is coming from and potentially the magnitude of the synergies. And then perhaps a quick follow up. What do you think the combination KAGER is for the NMP plus AMP markets?

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jerry Kennelly):	Well, I think the immediate synergies will come addressing the market through both the distribution and through product portfolio. So we’ll have a bigger distribution on. They have quite a well-established end user sales force where we’re primarily through channels. So we’ll take advantage of each other position in those places.

We’re much larger internationally. Their business has been 75 percent U.S. We’re more 50/50 so we have the ability to take them to a bigger marketplace globally, which is pure upside. And then on the product portfolio side, our combined products can make a hit not only in penetration of new opportunities but also we believe we’ll be taking down the marketshare points in this entire performance management market.

Amitabh Passi:	And then the growth rates?

Eric Wolford:	Yes. The industry growth rates are in the high teens. But as you have seen our full intention in this sort of – the suppliers are all kind of fragmented is to gain considerable amount of share. So we plan to obviously grow faster than the market.

Amitabh Passi:	And then any thoughts on what happens with market in Alain Cohen? Do they plan to stick around? Can you give us any sense of that?

(Jerry Kennelly):	Yes, you may have missed my earlier comments. They are, they are staying with us. And we’re happy to have them.

Amitabh Passi:	OK, thanks.

Operator:	Our next question comes from the line of Matt Robison with Wunderlich.

Matt Robison:	Since how many employees OPNET has and how that, what the magnitude is of that relative to Cascade and then the relative size of their APM versus NPM revenue?

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jerry Kennelly):	Yes, 676, 673 employees at OPNET. I think its 100, about 120 at Cascade. So the two combined organizations will be a significant force. It’ll be a quarter billion dollar business right out of the gate so it gives us the scale, size, and heft both in distribution and product development to be you know a very, very serious force in this marketplace.

Matt Robison:	And the APM versus NPM mix at OPNET?

(Randy Gottfried):	Yes, sure Matt, it’s sometimes honestly it’s hard to parse because they have products that do both and so a customer purchases that product you have to actually go into the motivations of that customer and how they use the product and know was it an APM motivated or an NPM motivated purchase. But I’d say roughly speaking it’s probably evenly split.

Matt Robison:	Thank you.

Operator:	Our next question comes from Jess Lubert with Wells Fargo Securities.

Jess Lubert:	Yes, I was hoping to touch base on the growth opportunity as it looks like OPNET grew about 12 percent during this past quarter, 11 percent over the past six months which is below Riverbed’s recent growth rate and some of the numbers discussed on this call. So I was hoping you could provide a little more detail regarding what gives you confidence the business will be accretive to growth in 2014 and then it looks like OPNET has operating margins below those of Riverbed.

So based on some of your comments today, is it fair to assume you can believe you can get the operating margins of OPNET up to those (inaudible) pretty quickly or do you think that may take a bit of time and if you can help us understand some of the timelines of the integration I think that would be helpful.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Jerry Kennelly):	Yes, so the, their growth is a combination they have a base of legacy products that they’ve had for years then combined with their newer APM business, the APM business has been growing at above 30 percent for the last year on an average basis.

And that, that’s the business that we’re going to pump. The legacy business what we’ll maintain it for some time but our real focus will be on the, the growth part of the business, again, you know taking it internationally, taking it through our channel, taking the combined product to the entire market, to take market share. So we’ll think, you know we have escape velocity on, on that you know combined growth business that you discussed and then on the operating margins?

Eric Wolford:	Sure, so, so you are correct is that they have operated at a somewhat lower margins still respectable you know on non-GAAP basis you know than in the low 20s or sometimes in the high teens over the past year or so. But in general we do, we do think that they have a path to get to closer to 30 percent which is the number we’ve been thinking.

You have some cost synergies obviously the public company costs go away but far more exciting and I think far more influential in making the math work is, is just the revenue growth opportunity we see in front of us. You know this is not a situation, we’re not going to cost cut our way into 30 percent margins. This is a situation where we’re going to continue to invest in the business and, and grow you know the combined business to the point where we can get towards those medium term targets.

Jess Lubert:	Thanks guys.

(Jerry Kennelly):	Thank you.

Operator:	Our next question comes from Kent Schofield with Goldman Sachs.

Kent Schofield:	Great, thank you. Does OPNET have from a vertical standpoint, I mean are they heavily weighted towards any particular vertical?

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Randy Gottfried):	Kind of similar in some sense to us, they have sold across a wide variety of verticals because the problem is rather horizontal in nature at the same time just like Riverbed they have a strength in, in government. And so in some sense they’re similar, they, they show a similar pattern that, that we do.

Kent Schofield:	OK, and then are all the employees in Bethesda and can you talk about some of the challenges or some of the previous experience you’ve had with sort of that geographic disparity?

(Jerry Kennelly):	The, the bulk of the employees are in Bethesda in terms of development, admin, marketing, yada, yada, yada. But they have sales people distributed about actually it turns out that our (campaign) headquarters is in Cambridge Mass, you know right next to Boston and it’s a 55-minute shuttle flight between the two. And so the fact that our combined unit will be entirely on the East Coast with less than an hour’s time away from each other we think will make the integration much simpler.

Kent Schofield:	Thank you.

Operator:	Our next question comes from Mark Sue with RBC Capital Markets.

Mark Sue:	Thanks gentlemen. I guess the question is on the division of labor between AMP and NPM and how customers use it today. From a use case do your customers deploy NPM and then look around for APM to add to, on top of that or likewise do they (inaudible) a little bit more synergistic? I’m just trying to see what the additives or opportunities that are out there? Thank you.

Eric Wolford:	Yes, I think there’s a, customers enter the performance management mode from a variety of different perspectives sometimes it comes from the applications buyer themselves and then as it comes from the networking person. And they’re both seeking the same answer. So even though they’re organizationally in different spots, they both need to make the end user experience better because the IT organization serves some business unit or some end user group.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

And so that’s sort of the convergence that’s in front of us which is that they’re both on the same team really even though they’re in different organizations but they’re working towards the same answer. So you could start at either point and add to the other.

The point is that if you don’t provide a comprehensive approach to it you know in the next pick it three years, four years, five years, you know you’re going to be at a competitive disadvantage because everyone is going to be put, pushing to provide that from packets all the way to end user experience, ability to make performance (inaudible) management work.

Mark Sue:	OK, so we should see more consolidation I guess of NPMs and APMs at just getting together in the future?

Eric Wolford:	I think that’s reasonable.

Mark Sue:	All right thank you gentlemen. Good luck.

Operator:	Our next question comes from Brent Bracelin with Pacific Crest Securities.

Brent Bracelin:	Thank you two quick follow-ups if I could. Just in the timing I, I certainly appreciate the kind of the bill versus buy decision the strategic nature of the acquisition, my question here is the why now? Clearly the macros challenging, are you seeing acceleration interest around APM and NPM appliances AKA extra hop, any additional insights into the why now would be helpful.

And then secondarily as we think about kind of the overall OPNET business in the low teens, APM business growing 30 percent plus, are there any parts of OPNET that you do not plan to, did you not have an intent to keep going forward.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

(Randy Gottfried):	Sure Brent, I’ll take the first part which is the sort of why now. And I think it’s you know market customer forces that are putting, you know our Cascade business is doing great, right. It grew in the 40 percent this past quarter but the amount of development that we have to do to get to where we need to be at the scale that it is, you know it, we needed to accelerate that in order to be a meaningful player in the space and provide a comprehensive solution.

We were seeing other competitors that were starting to develop and come and our pace of you know getting to where we needed to be you know as you looked out a few years you know it was going to be hard for us to get there on our own. And so the converging forces, brought about by new applications, data center transformation, a lot of things, a lot of trends you all are very familiar with, and various competitors who were also developing in that way kind of prompted us to make our move right now.

(Jerry Kennelly):	And on the legacy business as far as our growth you know it’s our intent to migrate those customers of that product over to the newer products, the NMP, AMP products not further invested but not abandon it, not leaving these customers in a larch but you know over time that will become just a tiny piece of the business, very tiny.

Brent Bracelin:	OK thank you.

Eric Wolford:	WE have to be very clear. Our intent is to continue support all of their existing products and our existing Cascade products as well.

Operator:	It appears we have time for one last question. Our final question comes from the line of Rohit N. Chopra with Wedbush.

(Jerry Kennelly):	Rohit?

Rohit N. Chopra:	Yes. Thank you. Sorry about that. I just wanted to ask a question about the competitive landscape. I just wanted to find out how you

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

intend to appease some of the people that you actually deal with ala Compute Ware and others and how you deal with that competitive issue. And then maybe you can just follow up on Kent. Kent asked about vertical. These guys have 30 to 35 percent exposure to government. I just want to get a sense of how you extract revenue synergies when you have that much exposure to government which has some potential issues over the next 12 months.

(Jerry Kennelly):	So they’re right there but that’s All right, right next to the federal headquarters so it’s a natural business for them. we have quite a while developed federal business ourselves and you know our, the first e-mail I got this morning from our own employees was our federal employees excited about this deal because they see the chance to be more successful in federal, in government.

That being said, as we give them a broader distribution, to give them more of an international footprint, the percentage of their business that will be government/federal will drop. And we think it will immolate our own over time. So I don’t know see any particular conflict with that.

In terms of industry, Rohit?

Rohit N. Chopra:	Yes, the competition.

(Jerry Kennelly):	(Inaudible) by the way.

Rohit N. Chopra:	Yes, the competition.

(Jerry Kennelly):	Yes. In terms of competition in the industry so you know this is a space both NMP and AMP, the convergence of NMP and AMP. It’s very fragmented, meaning there is not a single supplier who has like the 40, 50, or 60 percent share. That isn’t, that isn’t how this space is made out. It’s made up of a lot of single digit share to maybe 12 to 14 percent share players.

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

So we feel like that means that it is a great opportunity to experience both growth from a market growth but also growth from share gains. And so we have a great sense of who those competitors are. We could rattle off the names. You can look at the Gartner Magic Quadrants and you could see a list of names and you know see that both Riverbed and OPNET are, are positioned very well.

Rohit N. Chopra:	Thank you.

Renee Lyall:	Thank you everyone for joining us on the call today. If you have any questions please direct them to investor relations and we look forward to our next update when we report our fourth quarter in February.

Operator:	Ladies and gentlemen, this does conclude today’s conference call. You may now disconnect.

END

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our

RIVERBED TECHNOLOGY

Moderator: Renee Lyall

10-29-12/10:00 a m. ET

Confirmation # 53763962

industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of OPNET referenced in this document has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET, nor is it a substitute for the registration statement and exchange offer materials that Riverbed and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Riverbed and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and OPNET will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of OPNET are urged to read these documents when they become available because they will contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available by Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.